SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	25

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator of the
AT&T Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AT&T Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas                                                                                                           /s/ Ernst & Young LLP
June 25, 2010

AT&T SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2009	2008
ASSETS

Participant loans	$455,093	$419,963
Investment in AT&T Savings Plan Master Trust	19,499,212	15,186,020
Investment in Cingular Wireless Savings Plan Master Trust	-	1,695,241
Total Investments (at fair value) (See Note 4)	19,954,305	17,301,224

Net Assets at fair value	19,954,305	17,301,224

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(102,825)	77,816

Net Assets Available for Benefits	$19,851,480	$17,379,040

See Notes to Financial Statements.

AT&T SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2008	$17,379,040

Additions to Net Assets:
Contributions:
Participant contributions	772,623
Employer contributions	364,290
1,136,913

Investment Income:
Net income from investment in AT&T Savings Plan Master Trust	2,711,180
Interest on participant loans	27,262
Net income from investment in Cingular Wireless Savings Master Trust	(4,789)

Total Additions	3,870,566

Deductions from Net Assets:
Administrative expenses	10,005
Distributions	1,424,576

Total Deductions	1,434,581

Net increase before transfers	2,435,985

Transfers from affiliated plans (See Note 1)	36,455

Net Assets Available for Benefits, December 31, 2009	$19,851,480

See Notes to Financial Statements.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

1.
Plan Description - The AT&T Savings Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible management and certain non-management, non-collectively-bargained for employees of participating AT&T Inc. companies to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company). The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In 2009, AT&T amended the Plan to merge the participant account balances and assets of the following plans into the Plan:

Plan Name	Effective Date
USInternetworking, Inc. 401k Profit Sharing Plan	October 1, 2009
Wayport, Inc. 401k Plan	December 29, 2009

The Plan participates in the AT&T Savings Plan Master Trust (AT&T Master Trust) for certain participant investment fund options as described below. The AT&T Master Trust invests in the AT&T Savings Group Investment Trust (Group Trust) for the remaining participant investment fund options. The Bank of New York Mellon Corporation (BNY Mellon) serves as trustee for both the AT&T Master Trust and Group Trust. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as record keeper for the Plan. Effective December 31, 2008, the Cingular Wireless 401(k) Savings Plan and Cingular Wireless 401(k) Retirement Savings Plan (collectively, the Legacy Cingular Plans) merged assets attributable to all employees into either the Plan or the AT&T Retirement Savings Plan (ARSP) based on the employment status of the participant and eligibility requirements under the Plan and ARSP. Due to the mergers of the Legacy Cingular Plans, the Plan acquired an interest in the Cingular Wireless Savings Master Trust (CWMT) on December 31, 2008.  State Street Bank and Trust Company (State Street) served as trustee of the CWMT.  The assets of the CWMT were transferred to the AT&T Master Trust in January 2009 (See Note 4).

During 2009, participants could invest their contributions in one or more of 11 funds in 1% increments:

• AT&T Total Return Bond Fund*	• Small and Mid-Sized U.S. Stock Index Fund**
• AT&T U.S. Stock Fund*	• International Stock Index Fund**
• AT&T International Stock Fund*	• Large Cap U.S. Stock Index Fund**
• AT&T Stable Value Fund*	• AT&T Shares Fund**
• AT&T Age-Based Asset Allocation Funds (based on retirement date)**	• Fidelity BrokerageLink®**
• Total U.S. Stock Market Index Fund**
*   Investment fund option of the Group Trust.
** Investment fund option of the AT&T Master Trust.

Participants contribute to the Plan through payroll allotments. The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Some matching contributions are made in the form of cash and are participant directed immediately upon allocation. The majority of Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP), which is a component of this Plan. Effective January 1, 2007, vested Company contributions made to the Plan that are invested in the ESOP can be immediately diversified into any of the fund options above. Company contributions made to the Plan prior to December 31, 2006, can only be diversified into other fund options at varying percentages based on whether or not the participant is vested in the matching contributions. Generally, all vested amounts in the ESOP became available for diversification into other funds on January 1, 2009.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. Interest earned on dividends held in the DFA purchases additional units of the AT&T Shares Fund in the participant’s account. During 2009, Plan participants elected to receive $36,072 in dividend distributions. This amount is included in distributions on the statement of changes in net assets available for benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses All expenses incident to the administration of the Plan will be paid from the Plan, Group Trust or AT&T Master Trust except to the extent such expenses are paid by the Company. To the extent that expenses incident to the administration of the Plan are paid from the Plan, Group Trust, or AT&T Master Trust, the plan administrator (as defined by the Plan) will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts).

2.
Accounting Policies – The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.  Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.  Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable.

Common/collective trust funds are valued at redemption values that represent the net asset values of units held at year-end in accordance with Accounting Standards Update (ASU) 2009-12,  “Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent),” as discussed below. Publicly traded partnerships are valued using trades on a national securities exchange on the last reported sales price on the last business day of the year. Participant loans are reported at cost, which approximates fair value.

Under GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust and CWMT invest in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs). GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The underlying investments of the Synthetic GICs are owned by the Group Trust and CWMT and are comprised of common/collective trust funds, corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrapper contracts for the Synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Recent Accounting Standards

Accounting Standards Codification In June 2009, the Financial Accounting Standards Board (FASB) issued standards that established the FASB Accounting Standards Codification (ASC or Codification) as the source of authoritative GAAP by the FASB for nongovernmental entities. The ASC supersedes all non-SEC accounting and reporting standards that existed at the ASC’s effective date. The FASB uses ASUs to amend the ASC. The Plan’s financial statements refer to ASUs throughout the footnotes where deemed relevant and make general references to pre-Codification standards. These standards were effective for periods ending after September 15, 2009 (i.e. year ended December 31, 2009, for the Plan).  There was no impact to the Plan’s financial statements in the adoption of these standards, except for updating the appropriate references to the guidance that was codified in these standards.

Fair Value Measurements and Disclosures  In April 2009, ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), was amended to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. This amendment (ASC 820-10-65) also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820. Per ASC 820-10-65, this amendment is effective for reporting periods ending after June 15, 2009 (i.e., the year ended December 31, 2009, for the Plan), and the Plan has adopted this amendment. Adoption of ASC 820-10-65 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASU 2009-12), which provides guidance for an investor on using the net asset value (NAV) per share provided by an investee to estimate the fair value of an alternative investment when the fair value for the primary investment is not readily determinable. It affects certain investments that are required or permitted by GAAP to be measured or disclosed at fair value on a recurring or nonrecurring basis. It requires disclosures by major category of investment about certain attributes (e.g., applicable redemption restrictions, unfunded commitments to the issuer of the investments, and the investment strategies of that issuer). ASU 2009-12 was effective for interim and annual periods ending on or after December 15, 2009 (i.e., the year ended December 31, 2009, for the Plan). See Note 4 for the impact of the Plan’s adoption of ASU 2009-12. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued “Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1, 2 and 3. ASU 2010-06 also clarifies that fair value measurement disclosures are required for each class of financial asset and liability, and those disclosures should include a discussion of inputs and valuation techniques. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, ASU 2010-06 is effective for fiscal years and interim periods beginning on or after December 15, 2009 (i.e., the year ending December 31, 2010, for the Plan). New guidance related to Level 3 measurements is effective for fiscal years and interim periods beginning on or after December 15, 2010 (i.e., the year ending December 31, 2011, for the Plan). The Plan management is currently evaluating the impact of ASU 2010-06 on the Plan’s financial statements.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

 Derivative Instruments and Hedging Activities Disclosures In March 2008, the FASB amended the disclosure requirements for derivative instruments and hedging activities. This guidance was later codified in ASC 815-10-50.The new guidance requires enhanced disclosures about an entity’s derivative and hedging activities to improve the transparency of financial reporting. The Plan adopted the new guidance as of January 1, 2009, which increased the Plan’s disclosures (see Note 4) but did not have an impact on the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits.

3.
Fair Value Measurements – ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets and liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted market prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

The only investments held by the Plan (outside of the Group, AT&T Master Trust and CWMT Trusts) are participant loans, and are classified as a Level 3 investment in the fair value hierarchy.  There are no realized or unrealized gains or losses on participant loans.  The change of $35,130 from the December 31, 2008, balance consisted solely of net issuances and settlements. See Note 4 for fair value hierarchy for the Group Trust’s, AT&T Master Trust’s, and, at December 31, 2008, CWMT’s investments.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

4.
Investments – The Plan held investments in the AT&T Master Trust (for certain investment fund options as disclosed in Note 1), and the AT&T Master Trust held an investment in the Group Trust as of December 31,2009 and 2008, and for the year ended December 31, 2009.  In addition, due to the mergers of the Legacy Cingular Savings Plans, the Plan owned an interest in the CWMT from December 31, 2008 until its transfer into the AT&T Master Trust in January 2009.

AT&T Savings Plan Master Trust Investments

AT&T established the AT&T Master Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit plans.

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the AT&T Master Trust is based on account balances of the participants and their elected investment fund options. The AT&T Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the AT&T Master Trust.

Investment income and administrative expenses related to the AT&T Master Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The participating plans and ownership percentages of the AT&T Master Trust are listed below:

	December 31,
	2009	2008
AT&T Savings Plan	97.67%	99.13%
AT&T Retirement Savings Plan	2.24%	0.84%
AT&T Puerto Rico Savings Plan	0.07%	0.03%
AT&T Puerto Rico Retirement Savings Plan	0.02%	-
Total	100.0%	100.0%

The Plan’s percentage interest in each of the investment fund options within the AT&T Master Trust is disclosed below:

	December 31,
	2009	2008
Total U.S. stock market index fund	99.560%	99.635%
Large cap U.S. stock index fund	96.289%	99.159%
Small and mid-sized U.S. stock index fund	97.326%	99.470%
International stock index fund	96.942%	99.507%
AT&T shares fund	98.560%	98.658%
AT&T age-based asset allocation funds:
AT&T Age-Based Allocation 2000 Fund	93.094%	99.914%
AT&T Age-Based Allocation 2005 Fund	99.856%	99.967%
AT&T Age-Based Allocation 2010 Fund	96.665%	99.692%
AT&T Age-Based Allocation 2015 Fund	99.514%	99.730%
AT&T Age-Based Allocation 2020 Fund	95.870%	99.379%
AT&T Age-Based Allocation 2025 Fund	98.994%	99.692%
AT&T Age-Based Allocation 2030 Fund	94.389%	99.356%
AT&T Age-Based Allocation 2035 Fund	96.572%	98.972%
AT&T Age-Based Allocation 2040 Fund	85.857%	97.814%
AT&T Age-Based Allocation 2045 Fund	62.685%	95.917%
AT&T Age-Based Allocation 2050 Fund	73.360%	99.314%
Fidelity BrokerageLink®	98.843%	98.780%

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The financial position of the AT&T Master Trust was as follows:

	December 31,
	2009	2008
Interest bearing cash	$6,291	$11,155
AT&T common stock	3,612,637	3,395,900
Common/collective trust funds	6,029,823	3,354,027
Short-term investments	12,063	-
Fidelity BrokerageLink:
Registered investment companies	906,251	685,674
Common stock	168,495	90,026
Corporate debt instruments	1,060	367
Government bonds	1,274	1,790
Interest bearing cash	127,076	127,120
Other	11	1
Investment in Group Trust	9,108,208	7,658,152
AT&T Master Trust investments, at fair value	$19,973,189	$15,324,212
Net other assets and liabilities	(7,575)	(4,534)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(105,004)	74,669
Net assets available for benefits	$19,860,610	$15,394,347

Net Appreciation (Depreciation) in Fair Value of AT&T Master Trust Investments and Total Investment Income for the year ended December 31, 2009:

2009
Interest bearing cash	$285
AT&T common stock	(39,005)
Common/collective trust funds	1,545,413
Fidelity BrokerageLink:
Registered investment companies	298,153
Common stock	1,350
Corporate debt instruments	25
Government bonds	(253)
Interest bearing cash	(115)
Other	29
Investment in Group Trust	769,292
Total net appreciation in fair value of AT&T Master Trust Investments	$2,575,174

Investment income:
Interest	$76
Dividends in Group Trust	205,015
Total investment income	$205,091

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

In accordance with ASC 820-10-65, the AT&T Master Trust expanded its disclosures to include the major categorization for debt and equity securities on the basis of the nature and risks of the investments.  The following table sets forth by level, within the fair value hierarchy, the AT&T Master Trust’s assets at fair value, excluding its investment in the Group Trust:

	AT&T Master Trust Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$6,291	$-	$-	$6,291
Blended equity and debt:
Asset allocation funds1	-	1,700,741	-	1,700,741
U.S. equity securities:
AT&T common stock	3,612,637	-	-	3,612,637
Total U.S. stock market index fund2	-	302,781	-	302,781
Large cap U.S. stock index fund3	-	2,282,746	-	2,282,746
Small and mid-sized U.S. stock index fund4	-	932,150	-	932,150
International equity securities:
International stock index fund5	-	811,405	-	811,405
Fidelity BrokerageLink:			-
Registered investment companies	-	906,251	-	906,251
Common stock	168,495	-	-	168,495
Corporate debt instruments	-	1,060	-	1,060
Government bonds	-	1,274	-	1,274
Interest bearing cash	127,076	-	-	127,076
Other	-	11	-	11
Short-term investments	12,063	-	-	12,063
Total assets at fair value	$3,926,562	$6,938,419	$-	$10,864,981

1This category includes 11 common/collective trust funds also known as Aged-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy as the participants come closer to retirement. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund.  There are currently no redemption restrictions on these investments.  The fair values of the investments in this category have been estimated using the net asset value per share.

2This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 5000 Index.  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

3This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the S&P 500®).  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

4This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 4500 Index.  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

5This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index.  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the AT&T Master Trust’s assets at fair value at December 31, 2008, excluding its investment in the Group Trust:

	AT&T Master Trust Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$11,155	$-	$-	$11,155
AT&T common stock	3,395,900	-	-	3,395,900
Common/collective trust funds	-	3,354,027	-	3,354,027
Fidelity BrokerageLink:
Registered investment companies	-	685,674	-	685,674
Common stock	90,026	-	-	90,026
Corporate debt instruments	-	367	-	367
Government bonds	-	1,790	-	1,790
Interest bearing cash	127,120	-	-	127,120
Other	-	1	-	1
Total assets at fair value	$3,624,201	$4,041,859	$-	$7,666,060

AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit plans.

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, distributions, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Group Trust.

Investment income and administrative expenses related to the Group Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

	December 31,
	2009	2008
AT&T Master Trust	85.9%	83.4%
AT&T Savings Master Trust	6.6%	7.4%
BellSouth Savings and Security Plan	7.5%	9.2%
Total	100.0%	100.0%

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The AT&T Master Trust’s percentage interest in each of the investment fund options within the Group Trust is disclosed below:

December 31, 2009	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$59	$3,631	$461	$4,151
Common/collective trust funds	-	555,780	256,331	-	812,111
Corporate and other bonds and notes	-	-	1,131	-	1,131
Equities	-	1,509,879	263,219	-	1,773,098
Equities – loaned	-	(86,639)	(5,511)	-	(92,150)
Publicly traded partnerships	-	3,245	-	-	3,245
Registered investment companies	1,115,939	40,042	2,976	9,842	1,168,799
Registered investment companies – loaned	(8,735)	-	-	-	(8,735)
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	28,986	28,986
Synthetic GICs:
Interest bearing cash	-	-	-	19,469	19,469
Corporate preferred stock	-	-	-	3,213	3,213
Corporate and other bonds and notes	-	-	-	2,868,793	2,868,793
Corporate and other bonds and notes – loaned	-	-	-	(71,918)	(71,918)
Registered investment companies	-	-	-	262,154	262,154
Futures	-	-	-	2,253	2,253
Other investments	-	-	-	64,171	64,171
Government securities	-	-	-	3,682,357	3,682,357
Government securities – loaned	-	-	-	(613,841)	(613,841)
Wrapper contracts	-	-	-	9,724	9,724
Market value of securities on loan	8,735	86,639	5,511	685,759	786,644
Collateral received for securities loaned (held in common/collective trust funds)	8,765	88,311	5,660	688,669	791,405
Group Trust investments at fair value	1,124,704	2,197,316	532,948	7,640,092	11,495,060
Unsettled trades and other	3,853	(1,719)	653	(87,909)	(85,122)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(132,112)	(132,112)
Obligation to return collateral on loaned securities	(8,914)	(89,817)	(5,757)	(700,413)	(804,901)
Group Trust net assets	$1,119,643	$2,105,780	$527,844	$6,719,658	$10,472,925
AT&T Master Trust’s percentage ownership interest of investments	98.5%	96.9%	98.1%	79.5%	85.9%

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The AT&T Master Trust’s percentage interest in each of the investment fund options within the Group Trust is discussed below:

December 31, 2008	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$43	$7,426	$-	$7,469
Common/collective trust funds	-	492,060	143,162	-	635,222
Corporate and other bonds and notes	-	-	171	-	171
Equities	-	1,174,101	250,366	-	1,424,467
Equities – loaned	-	(73,570)	(13,993)	-	(87,563)
Publicly traded partnerships	-	1,242	-	-	1,242
Registered investment companies	752,426	23,407	4,793	5,062	785,688
Registered investment companies – loaned	(37,925)	-	-	-	(37,925)
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	23,996	23,996
Synthetic GICs:
Common/collective trust funds	-	-	-	26,927	26,927
Corporate and other bonds and notes	-	-	-	2,739,026	2,739,026
Corporate and other bonds and notes – loaned	-	-	-	(8,955)	(8,955)
Government securities	-	-	-	3,765,673	3,765,673
Government securities – loaned	-	-	-	(796,733)	(796,733)
Investments short sold (proceeds of $97,067)	-	-	-	(97,762)	(97,762)
Wrapper contracts	-	-	-	17,863	17,863
Common/collective trust funds	-	-	-	3,120	3,120
Unsettled trades and other	-	-	-	(158,963)	(158,963)
Market value of securities on loan	37,925	73,570	13,993	805,688	931,176
Group Trust investments at fair value	752,426	1,690,853	405,918	6,324,942	9,174,139
Unsettled trades and other	3,469	(636)	2,292	(5,499)	(374)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	96,719	96,719
Group Trust net assets	$755,895	$1,690,217	$408,210	$6,416,162	$9,270,484
AT&T Master Trust’s percentage ownership interest of investments	98.2%	96.9%	97.9%	77.2%	83.4%

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of Group Trust Investments and
Total Investment Income for the year ended December 31, 2009

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$4,766	$-	$4,766
Common/collective trust funds	-	130,265	55,778	-	186,043
Corporate and other bonds and notes	(149)	(13,250)	366	-	(13,033)
Equities	-	377,645	53,527	-	431,172
Publicly traded partnerships	-	(2,883)	-	-	(2,883)
Registered investment companies	79,851	-	-	-	79,851
Total net appreciation in fair value of Group Trust Investments	$79,702	$491,777	$114,437	$-	$685,916

Investment income:
Interest	$-	$114	$24	$252,313	$252,451
Dividends	62,562	23,382	11,305	259	97,508
Securities lending	-	930	238	6,012	7,180
Total investment income of Group Trust Investments	$62,562	$24,426	$11,567	$258,584	$357,139

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

In accordance with ASC 820-10-65, the Group Trust expanded its disclosures to include the major categorization for debt and equity securities on the basis of the nature and risks of the investments. The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2009:

	Group Trust Assets and Liabilities at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3		Total
Interest bearing cash	$3,690	$-	$-		$3,690
U.S. equity securities:
U.S. common stock	1,549,921	-	-		1,549,921
U.S. common stock – loaned	(86,639)	-	-		(86,639)
Common/collective trusts1	-	559,025	-		559,025
International equity securities:
Common stock	266,195	-	-		266,195
Common stock – loaned	(5,511)	-	-		(5,511)
Common/collective trusts2	-	257,462	-		257,462
Fixed income securities:
Blackrock mutual fund	102,951	-	-		102,951
WAMCO core mutual fund	291,592	-	-		291,592
PIMCO total return mutual fund	721,396	-	-		721,396
Total return bond fund - loaned	(8,735)	-	-		(8,735)
Stable Value Fund:
Interest bearing cash	461	-	-		461
U.S. common stock	9,842	-	-		9,842
Guaranteed investment contracts	-	28,986	-		28,986
Synthetic GICs:
Interest bearing cash	19,469	-	-		19,469
Corporate preferred stock	3,213	-	-		3,213
Corporate and other bonds and notes:
Asset-backed securities	-	606,757	-		606,757
Collateralized mortgage obligations	-	592,549	-		592,549
Commercial mortgage-backed securities	-	136,582	-		136,582
Other	-	1,532,905	-		1,532,905
Corporate and other bonds and notes – loaned	-	(71,918)	-		(71,918)
Registered investment companies	262,154	-	-		262,154
Futures	2,253	-	-		2,253
Other investments	64,171	-	-		64,171
Government securities	-	3,682,357	-		3,682,357
Government securities – loaned	-	(613,841)	-		(613,841)
Wrapper contracts	-	9,724	-		9,724
Market value of securities on loan:
U.S. stock fund	86,639	-		-	86,639
International stock fund	5,511	-		-	5,511
Total return bond fund	8,735	-		-	8,735
Synthetic GICs:
Corporate and other bonds and notes	-	71,918		-	71,918
Government securities	-	613,841		-	613,841
Collateral received for securities loaned3	-	791,405		-	791,405
Total assets and liabilities at fair value	$3,297,308	$8,197,752	$-		$11,495,060

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

1The objective of the common/collective trust fund held in the AT&T U.S. stock fund is to deliver high-quality, active exposure to the large-capitalization U.S. equity market with close tracking of the index, high-quality and cost-effective index-based solutions to institutional investors and to provide for liquidity. These common/collective trust funds have redemption restrictions limited to daily and monthly settlement. All of the common/collective trust funds are invested in either Large-cap or Mid-cap equities, with the majority being Large cap.  The fair value of the investment in this category has been estimated using the net asset value per share.

2The objective of the common/collective trust funds held in the AT&T International stock fund is to provide a diversified fund that seeks to provide returns in excess of the international markets as represented by the All Country World Index ex U.S. index. Two of the common/collective trust funds have redemption restrictions limited to weekly, semi-monthly or monthly. All but one of these funds are invested in developed countries (i.e., developed:  Europe, Japan, UK, Australia, etc.). The fair value of the investment in this category has been estimated using the net asset value per share.

3 There are three collateral pools in which the Group Trust invests:  1) The Pooled Employee ASL Short Term Fund, 2) The Term Assets Liquidating Trust and 3) The ASL Short Term Fund - SIGMA (Liquidating Fund).  The Pooled Employee ASL Short Term Fund consists of liquid securities that can be redeemed on a one-day notice for return to borrowers immediately upon recall of loaned securities. There is $520,143 invested in this fund as of December 31, 2009. The Term Assets Liquidating Trust consists of non-liquid securities that are currently performing but are intended to be held until maturity. Redemptions from this Trust are currently prohibited; however, the Plan could exit this Trust, receive a proportionate share of the securities, and then sell the assets. It is expected that over 93% of this pool will mature within 360 days.  There is $267,282 invested in this fund as of December 31, 2009. The ASL Short Term Fund - SIGMA (Liquidating Fund) consists of assets in default currently valued at $526. Lending income is being reserved to offset the deficiency in this the Liquidating Fund. Redemptions from the Liquidating Fund are currently prohibited; however, the Plan could exit the Liquidating Fund, receive a proportionate share of the securities, and then sell the assets. There is $3,454 invested in noncash investments, such as U.S. government debt.

The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2008:

	Group Trust Assets and Liabilities at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$7,426	$43	$-	$7,469
Common/collective trust funds	-	635,222	-	635,222
Corporate and other bonds and notes	171	-	-	171
Equities	1,334,229	2,675	-	1,336,904
Publicly traded partnerships	1,242	-	-	1,242
Registered investment companies	742,701	5,062	-	747,763
Investment contracts:
Guaranteed investment contracts	-	23,996	-	23,996
Synthetic GICs:
Common/collective trust fund	-	30,047	-	30,047
Corporate and other bonds and notes	208,230	2,521,841	-	2,730,071
Government securities	-	2,968,940	-	2,968,940
Wrapper contracts	-	17,863	-	17,863
Other	-	(256,725)	-	(256,725)
Market value of securities on loan	125,488	805,688	-	931,176
Total assets and liabilities at fair value	$2,419,487	$6,754,652	$-	$9,174,139

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Cingular Wireless Savings Master Trust Investments

As discussed in Note 1, the Plan acquired an interest in the CWMT on December 31, 2008. Due to the mergers of the  Cingular Plans, the assets held by the CWMT at December 31, 2008 (pending transfer to the AT&T Master Trust) were owned by the Plan and the AT&T Retirement Savings Plan (ARSP). The assets of the CWMT were transferred to the AT&T Master Trust in January 2009.

The Cingular Plans maintained various investment fund options in which the participants could invest their accounts. All underlying investments of the investment fund options were held by the CWMT.

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the CWMT was based on account balances of the participants and their elected investment fund options. The CWMT assets were allocated to the Plan and ARSP based on account balances of participants who had become eligible for either the Plan or the ARSP effective December 31, 2008. At December 31, 2008, the Plan’s interest in the net assets of the CWMT was approximately 88%, with a fair value of $1,695,241.

Because the Cingular Plans merged into the Plan and ARSP on December 31, 2008, net income (loss) of $(4,789) was recorded on the Plan’s statement of changes in net assets available for benefits for the year ended December 31, 2009, related to the inclusion of the Plan’s interest in the CWMT until the transfer of the investments held in CWMT to the AT&T Master Trust in January 2009.

The CWMT investments presented as of December 31, 2008, were held by State Street, as trustee:

Type of CWMT Investment	2008
Investments at fair value:
Interest bearing cash	$5,980
Common/collective trust funds	1,286,149
Common stock	73,518
Cingular Stable Value Fund:
Interest bearing cash	47,878
Guaranteed investment contracts	36,013
Synthetic GICs:
Asset-backed securities	108,286
Common/collective trust funds	149,379
Corporate bond	9,353
Government securities	76,856
Wrapper contracts	242
Total investments at fair value	1,793,654
Receivables and payables	124,384
Net assets held in CWMT, at fair value	1,918,038
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,266
Net assets held in CWMT	$1,922,304

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the CWMT’s assets at fair value as of December 31, 2008:

	CWMT Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$73,518	$-	$-	$73,518
Common/collective trust funds	-	1,286,149	-	1,286,149
Investment contracts:
Guaranteed investment contracts	-	36,013	-	36,013
Synthetic GICs:
Common/collective trust funds	-	149,379	-	149,379
Corporate and other bonds and notes	-	117,639	-	117,639
Government securities	-	76,856	-	76,856
Wrapper contracts	-	242	-	242
Interest bearing cash	-	47,878	-	47,878
Interest bearing cash	-	5,980	-	5,980

Total Assets at Fair Value	$73,518	$1,720,136	$-	$1,793,654

Derivative Financial Instruments

In the normal course of operations, Group Trust assets held in the AT&T Stable Value Fund (Stable Value Fund) are invested in certain derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market risk in excess of the amounts recognized on the statements of net assets available for benefits. The contract or notional amounts disclosed provide a measure of the Group Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use these financial instruments as economic hedges to manage market risk and foreign currency exchange rate risk associated with the Fund’s investment assets. The Group Trust’s fiduciaries do not anticipate any material adverse effect on the Group Trust’s net assets resulting from its involvement in these instruments.

Futures Contracts
The primary risk managed by the Group Trust using future contracts is the price risk associated with certain of the Plan’s investments.  On behalf of the AT&T Master Trust, investment managers for the Group Trust entered into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under ASC 815, are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the AT&T Master Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives.  The U.S. interest rate futures held in the portfolio as of December 31, 2009, were used primarily to hedge and manage the duration risk of the portfolio.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The fair value of the open futures contracts is separately disclosed in the detail of the Group Trust investments presented below and are included in the Statement of Net Assets Available for Benefits to the extent of the Plan’s ownership in the Group Trust. Similarly, the gains and losses on open future contracts are reflected in the net appreciation/depreciation the fair value of the Group Trust’s investments and are included in the Plan’s Net Income from Investment in the AT&T Savings Plan Master Trust to the extent of the Plan’s ownership.

At December 31, 2009, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration		Notional Value	Fair Value	Amount of Gain/(Loss) Recognized
90-Day EuroDollar Future	(39)	6/2010		$(9,684)	$(301)	$(301)
U.S. Treasury Bond Future	(295)	3/2010		$(34,036)	2,115	2,115
U.S. 10-Year Treasury Notes Future	(105)	3/2010		$(12,123)	300	300
U.S. 5-Year Treasury Notes Future	57	3/2010	$	$6,520	(101)	(101)
U.S. 2-Year Treasury Notes Future	(253)	3/2010		$(54,715)	285	285
U.S. 10-Year Treasury Notes Future	(243)	3/2010		$(28,055)	1,067	1,067
U.S. 5-Year Treasury Notes Future	197	3/2010		$22,533	(363)	(363)
U.S. 2-Year Treasury Notes Future	639	3/2010		$138,194	(749)	(749)
Total					$2,253	$2,253

At December 31, 2008, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of ContractsBuy/ (Sell)	Expiration	Notional Value
90-Day EuroDollar Future	(39)	6/2010	(9,580)
U.S. Treasury Bond Future	(126)	3/2009	(17,394)
U.S. 10-Year Treasury Notes Future	(225)	3/2009	(28,294)
U.S. 5-Year Treasury Notes Future	835	3/2009	99,411
U.S. 2-Year Treasury Notes Future	89	3/2009	19,408
UK Long GILT Future	127	3/2009	22,545
U.S. Treasury Bond Future	(336)	3/2009	(46,384)
U.S. 10-Year Treasury Notes Future	362	3/2009	45,522
U.S. 5-Year Treasury Notes Future	229	3/2009	27,264
U.S. 2-Year Treasury Notes Future	19	3/2009	4,143

Foreign Currency Contracts
The primary risks managed by the Plan using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Plan’s investments denominated in foreign currencies. Investment managers for the Group Trust entered into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the impact of foreign currencies.  Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency.  Risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk).  Forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The net realized and unrealized gains or losses are included in the net appreciation/depreciation in the fair value of investments for the Group Trust, which is then allocated to the AT&T Master Trust and is included in Net Income from Investment in AT&T Savings Plan Master Trust on the Plan’s statement of changes in net assets available for benefits.

As of December 31, 2009 and 2008, the contracts held by the Group Trust were:

	Notional Value		Fair Value		Amount of Gain (Loss) Recognized
	2009	2008	2009	2008	2009	2008
Derivative assets	$118,767	$106,985	$(835)	$1,580	$(835)	$1,580

Derivative liabilities	$118,767	$106,985	$846	$197	$846	$197

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund and the Cingular Stable Value Fund (CSVF) consist of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and may be periodically reset.

The Stable Value Fund invests in GICs and Synthetic GICs. Synthetic GICs are also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities. At December 31, 2009, the underlying net assets allocated to the AT&T Master Trust had a fair value of $5,551,269 and a contract value of $5,446,265. At December 31, 2008, the underlying net assets allocated to the AT&T Master Trust had a fair value of $4,878,713 and a contract value of $4,953,382. For the years ended December 31, 2009 and 2008, the average yield earned on these contracts was 3.05% and 5.06%, and the average yield earned by the AT&T Master Trust and the Plan, adjusted to reflect actual interest rate credited to participants, was 3.43% and 4.57%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2009 or 2008.

At December 31, 2008, the CSVF invested in GICs and Synthetic GICs. At December 31, 2008, the assets supporting the Synthetic GICs were owned by the CWMT.  These assets generally consisted of high quality fixed income securities. At December 31, 2008 the underlying net assets allocated to the Plan had a fair value of $369,868 and a contract value of $373,665.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts for the Group Trust was $9,724 and $17,863 at December 31, 2009 and 2008. The fair value of the wrapper contracts for the CWMT was $242 at December 31, 2008.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Group Trust the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s statement of net assets available for benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts,” and the amount allocated to the AT&T Master Trust totaled $(105,004) at December 31, 2009, of which $(102,825) was allocated to the Plan, and was $74,669 at December 31, 2008, of which $74,019 was allocated to the Plan. The CWMT’s “Adjustment from fair value to contract value for fully-benefit responsive investment contracts,” amount totaled $4,266 at December 31, 2008, of which $3,797 was allocated to the Plan. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Securities Lending
The Group Trust is authorized to engage in the lending of certain assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Group Trust to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of the loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis.

The fair value of securities on loan was $786,644 and $931,176 as of December 31, 2009 and 2008, and the value of collateral held was $791,405 and $954,949 at December 31, 2009 and 2008. The reported collateral at December 31, 2009, includes noncash holdings of $3,454. The collateral is invested in common collective trust funds (classified as Level 2). Income earned on securities lending is used to offset administrative expenses and was $7,180 for the year ended December 31, 2009.

Investment Risk
Investments held by the Group Trust, AT&T Master Trust and the CWMT are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Plan participants’ accounts that are invested in the Company stock fund options are exposed to market risk in the event of a significant decline in the value of AT&T stock.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Additionally, the Group Trust and the CWMT invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

5.
Related Party Transactions – Plan assets are invested in AT&T stock either through the Group Trust or AT&T Master Trust. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions.  In addition, certain investments held by the Plan, Group Trust and AT&T Master Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various  agreements. In addition, certain investments were managed by State Street and Fidelity as trustee and record keeper as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules.

6.
Tax Status - The Plan has received a new determination letter from the Internal Revenue Services dated August 20, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service (IRS), the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2009	2008

Net Assets Available for Benefits per the financial statements	$19,851,480	$17,379,040

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	102,825	(77,816)

Distributions payable to participants	(1,571)	-

Net Assets Available for Benefits per the Form 5500	$19,952,734	$17,301,224

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009:

Distributions to participants per the financial statements	$1,424,576

Distributions payable to participants at December 31, 2009	1,571

Distributions to participants per the Form 5500	$1,426,147

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2009:

Total additions per the financial statements	$3,870,566

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	102,825

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	77,816

Total income per the Form 5500	$4,051,207

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

8.	Nonparticipant-Directed Investments –The ESOP component of the Plan is held as a separate account under the AT&T Master Trust and is owned by the following participating plans:

The participating plans and ownership percentages of the ESOP are listed below:

	December 31,
	2009	2008
AT&T Savings Plan	97.44%	99.50%
AT&T Retirement Savings Plan	2.49%	0.50%
AT&T Puerto Rico Savings Plan	0.04%	0.00%
AT&T Puerto Rico Retirement Savings Plan	0.03%	-
Total	100.0%	100.0%

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 was as follows:

	2009	2008
Assets
AT&T common stock	$1,614,044	$1,437,611
Temporary cash investments	1,798	329
Dividends and interest receivable	-	3
Receivable for investments sold	1,167	342
Other receivables	1	1
Total Assets	1,617,010	1,438,286
Liabilities
Administrative expenses payable	-	56
Payable for investments purchased	11	-
Total Liabilities	11	56
Net Assets Available for Benefits*	$1,616,999	$1,438,230

*A portion of these amounts include participant and nonparticipant-directed investments.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

2009

Net Assets Available for Benefits, December 31, 2008*	$1,438,230

Transfers from other funds	378,205
Interest and dividend income	5
Net depreciation in fair value of common stock	(6,203)
Administrative expenses	(148)
Transfers to other funds	(193,090)
178,769

Net Assets Available for Benefits, December 31, 2009*	$1,616,999

*A portion of these amounts include participant and nonparticipant-directed investments.

AT&T SAVINGS PLAN
EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009
(Dollars in Thousands)
	Description of	Current
Identity of Issue	Investment	Value

Loan Fund
*	Loans to Plan Participants	4% - 10%	$455,093

	TOTAL		$455,093

*       Party-in-Interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T SAVINGS PLAN

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 25, 2010

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm